H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark

Tel +45 36433041
Fax +45 36438262

E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

[redacted]

05013420

RECEIVED DEC 20 2005 203 PROCESSING SECTION SEC MAIL WASH., D.C.

Date 9 December 2005

Our ref TZOL

Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 180-187, released from 9 November – 5 December in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b)*

Yours sincerely

Steen Juul Jensen
Vice President
Corporate Finance, Head of Corporate Reporting

PROCESSED
DEC 2 1 2005
THOMSON
FINANCIAL

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, Copenhagen

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 180

9 November 2005

Interim report for the third quarter of 2005

The Supervisory Board of H. Lundbeck A/S today approved the company's interim report for the third quarter of 2005.

- The Group generated Q3 revenue of DKK 2,265 million, which was a 6% drop relative to the same period of last year and a decrease of 1% relative to Q2 2005. Adjusted for exchange rate fluctuations, Group revenue declined 3% relative to the year-earlier period. In Q3 2005, new pharmaceuticals made up 71% of the Group's total revenue compared to 55% in Q3 2004.

- Revenue from **Europe** amounted to DKK 1,284 million, an 11% increase over the year-earlier period (10% growth measured in local currency). Revenue from **International Markets** amounted to DKK 312 million, a 27% increase (21% growth measured in local currency). Revenue from **the USA** amounted to DKK 614 million, a 34% decline (25% drop measured in local currency).

- At DKK 1,722 million, the Group's combined third-quarter costs were 1% lower than in the year-earlier period. Relative to Q2 2005, costs fell by 3%.

- Profit from operations was DKK 543 million, a decline of 18% relative to the year-earlier period. Relative to Q2 2005, profit from operations was up by 7%. The Q3 2005 EBIT margin was 24.0%.

- Earnings per share (EPS) was DKK 1.75, a decline of 7% relative to the same quarter of last year. Relative to Q2 2005, earnings per share fell by 11%, among others owing to a lower effective tax rate in Q2 2005.

- The free cash flow amounted to DKK 444 million, a 6% increase over the year-earlier period.

- In connection with the ongoing share buyback programme, Lundbeck has acquired 1,492,128 shares, which translates into a transaction value of DKK 220 million. The total share buyback programme is for an amount of up to DKK 6 billion and is scheduled to be completed by the end of 2007.

- As previously guided Lundbeck retains its forecast for the full-year financial result.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, Copenhagen

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Financial highlights for the period

In respect of recognition and measurement, the interim report has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB) which are expected to apply for the presentation of financial statements for the full year 2005. The comparative figures have been restated due to the implementation of IFRS "Share-based payment" at 1 January 2005. The interim report is unaudited.

	Q3 2005 DKKm	Q3 2004 DKKm	Growth in DKK	Growth in local currency	9M 2005 DKKm
Revenue	2,265	2,410	-6%	-3%	6,769
- Cipralex®	693	464	50%	48%	1,880
- Lexapro®	610	668	-9%	2%	1,927
- Ebixa®	292	183	59%	57%	798
- Azilect®	2	0	-	-	2
- Other pharmaceuticals	613	1,027	-40%	-39%	1,982
- Other revenue	56	68	-18%	-16%	180
Costs	1,722	1,746	-1%		5,080
- Cost of sales	384	472	-19%		1,195
- Distribution and administration	879	874	1%		2,651
- Research and development	459	402	14%		1,244
- Other operating expenses, net	1	-2	-		-10
Profit from operations	543	663	-18%		1,689
Net financials	19	13	43%		159
Net profit for the period	390	425	-8%		1,280
Earnings per share, EPS	1.75	1.88	-7%		5.65
Free cash flow	444	419	6%		1,406
Number of employees (end of period)	5,047	5,012			

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, Copenhagen
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Financial forecast and targets

Lundbeck retains its forecast of a profit from operations of approximately DKK 2.2 billion and retains other forecasts and targets as follows:

	2003 DKKm	2004 DKKm	2005 forecast	2006 target	2007 target
Profit from operations	2,147	2,133*	Approx. DKK 2.2 billion	+12%	+12%
EBIT margin	21.6%	22.9%*	Higher than in 2004		25%
Investments	1,479	244	Approx. DKK 550 million		

*) Adjusted for the DKK 421 million initial payment from Merck & Co., Inc in Q1 2004 concerning the development and commercialisation of gaboxadol for the treatment of sleep disorders.

Moreover, Lundbeck expects that research and development costs will account for approximately 20% of revenue in 2005 and that the effective tax rate for the 2005 financial year will be about 30%, subject to stable exchange rates. For 2006 and onwards, the tax rate is expected to be about 32%.

Revenue

The Group generated Q3 revenue of DKK 2,265 million, which was a 6% drop relative to same period of last year and a decrease of 1% relative to Q2 2005. Adjusted for exchange rate fluctuations, Group revenue declined 3% relative to the year-earlier period.

Group

	Q3 2005 DKKm	Q3 2004 DKKm	Growth in DKK	Growth in local currency	9M 2005 DKKm
Cipralex® / Lexapro®	1,303	1,132	15%	22%	3,807
Ebixa®	292	183	59%	57%	798
Azilect®	2	0	-	-	2
Other pharmaceuticals	613	1,027	-40%	-39%	1,982
Other revenue	56	68	-18%	-16%	180
Total revenue, Group	2,265	2,410	-6%	-3%	6,769

Group revenue was driven by two opposing trends in the third quarter. While recording a 7% drop in revenue from Lexapro® in the USA relative

to Q2 2005, Lundbeck posted an increase in revenue from Cipralex® and Ebixa® in the International Markets and especially in Europe, where the loss of revenue from other pharmaceuticals is increasingly compensated by revenue derived from the new pharmaceuticals. For Q4 2005, the company projects group revenue on a level with Q3 2005.

Revenue by product


100%
80%
60%
40%
20%
0%
Q3 2003
Q3 2004
Q3 2005
2%
4%
30%
64%
3%
8%
47%
42%
2%
13%
58%
27%
Other revenue and Azilect®
Ebixa®
Cipralex®/Lexapro®
Other pharmaceuticals

In Q3 2005, new pharmaceuticals made up 71% of the Group's total revenue, compared with 55% in Q3 2004. The company expects that its new pharmaceuticals will continue to represent a growing share of overall revenue, and this product group is expected to account for about 70% of the Group's full-year revenue for 2005.

Europe

	Q3 2005 DKKm	Q3 2004 DKKm	Growth in DKK	Growth in local currency	9M 2005 DKKm
Cipralex®	557	381	46%	46%	1,520
Ebixa®	262	170	55%	54%	727
Azilect®	2	0	-	-	2
Other pharmaceuticals	463	610	-24%	-24%	1,504
Total revenue, Europe	1,284	1,161	11%	10%	3,753

In Europe, Lundbeck's new pharmaceuticals continue to conquer market shares. This applies to Cipralex® and Ebixa®, which were both rolled out in the first countries in 2002, and which are now available throughout Europe, and for Azilect®, which has been launched in the first countries in Europe.

Quarterly revenue of Cipralex® and Ebixa® in Europe

Cipralex® and Ebixa®	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005
Revenue	551	585	652	775	819
Growth, q/q	10%	6%	11%	19%	6%

At the end of Q3 2005, Cipralex® held 9.2% of the European antidepressants market in terms of value, compared with 5.7% at 30 September 2004 and 8.0% at 30 June 2005. Cipralex® was launched in France in Q2 2005, completing our European launch of the drug. Not least owing to its size, France is a key market for Cipralex®, and the launch is progressing well. After about four months in the market, Cipralex® held a market share of 3.9% in terms of value at 30 September 2005.

Azilect® was launched in a few European countries in Q3, and initial market data indicate a satisfactory launch. Azilect® has been inlicensed from Teva Pharmaceutical Industries Ltd. of Israel, and Lundbeck pays part of its revenue as license fees to Teva. Revenue figures for Azilect® represent revenue net of license fees.

In April 2005, Lundbeck received a positive recommendation from the European health authorities to market Serdolect® for the treatment of schizophrenia. Lundbeck expects to receive the final recommendation by the end of 2005, allowing for a launch of Serdolect® in the first European country at the beginning of 2006.

USA

	Q3 2005 DKKm	Q3 2004 DKKm	Growth in DKK	Growth in local currency	9M 2005 DKKm
Lexapro®	610	668	-9%	2%	1,927
Other pharmaceuticals	4	268	-99%	-94%	65
Total revenue, USA	614	936	-34%	-25%	1,992

Lundbeck's income from sales of Lexapro® in the USA was DKK 610 million in Q3 2005, compared with DKK 668 million in the same period of

last year, a decline of 9%. The third quarter of 2005 was marked by the ongoing inventory building for Lexapro®, which has now largely been completed. In Q3 2005, Forest Laboratories, Inc. generated Lexapro® sales of USD 467 million against USD 415 million in the year-earlier period.

Lexapro® is currently the second-most prescribed antidepressant in the USA, commanding a market share of about 16.2% at 30 September 2005. Although we recorded a flat trend in terms of market share in Q3, Lundbeck still expects that the market share for Lexapro® will edge up. Moreover, management expects the zero growth to continue in the US antidepressants market in terms of volume in 2005 relative to 2004.

Prepayments from Forest - the difference between the invoiced price and the minimum price of Forest's inventories - was DKK 1,331 million at 30 September 2005 compared with DKK 1,179 million at 30 September 2004 and DKK 1,040 million at year-end 2004.

Lundbeck hedges income from Lexapro® and other products using currency hedging. As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit was DKK -2 million in Q3 2005 against DKK 48 million in the year-earlier period compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 3 million compared with DKK 48 million in Q3 2004 stems from the hedging of USD. The gain from the USD hedging has primarily been added to income from sales of Lexapro®.

At 30 September 2005, forward exchange and option contracts had been entered into to hedge foreign currency cash flows, primarily in EUR and USD, equivalent to a value of approximately DKK 4.1 billion. Of this amount, DKK 3.9 billion is accounted for as hedging contracts. The average forward rates at 30 September 2005 were for euro 745.46 DKK/EUR and for US dollars 580.31 DKK/USD. Deferred recognition of net currency losses and gains amounted to DKK -180 million at 30 September 2005 against DKK 48 million at 30 September 2004 and DKK 241 million at 31 December 2004.

The average forward rate for the first nine months of 2006 for US dollars will be approximately 581 for DKK/USD, using the existing hedging contracts. The corresponding forward rate for the first nine months of

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

2005 was approximately 615 DKK/USD. For Q4 2005, the average forward rate for US dollars is approximately 577 DKK/USD.

International Markets

	Q3 2005 DKKm	Q3 2004 DKKm	Growth in DKK	Growth in local currency	9M 2005 DKKm
Cipralex®/Lexapro®	136	82	66%	57%	360
Ebixa®	29	13	123%	98%	72
Other pharmaceuticals	146	149	-2%	-6%	413
Total revenue, International Markets	312	245	27%	21%	844

In markets outside Europe and the USA, Lundbeck continues to see positive quarter-on-quarter growth. This trend is driven by factors such as the launch of Cipralex® and Ebixa® in early 2005 in Canada, which is the largest single market in the geographical segment, and a stagnation in the decline of revenue derived from other and mature pharmaceuticals.

Expenses

Lundbeck's total expenses, exclusive of net financials and tax, were DKK 1,722 million in Q3 2005, down 1% relative to the year-earlier period.

Cost of sales fell by 19% relative to Q3 2004 to DKK 384 million. The lower costs were attributable to more efficient operations, including lower cost of goods sold due to the transition to less expensive in-house manufactured goods instead of more expensive acquired raw materials.

Distribution costs and administrative expenses amounted to DKK 879 million, which was on a level with Q3 2004.

At DKK 459 million, third-quarter research and development costs were 14% higher than in the year-earlier period.

Third-quarter research and development costs accounted for 20% of revenue compared to 17% in Q3 2004. Lundbeck still expects that research and development costs will account for approximately 20% of revenue for the full-year 2005.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 131 million in Q3 2005, down from DKK 179 million in the same period of last year.

Share buyback

In August 2005, Lundbeck launched a share buyback programme of up to DKK 6 billion, scheduled to be completed by the end of 2007. The Programme is being implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003 ("safe harbour"), which protects listed companies against violation of insider legislation in connection with share buybacks. At the company's next general meeting, the Supervisory Board intends to submit a proposal to reduce the share capital by a nominal amount that will, as a minimum, correspond to the nominal value of the share capital bought back under the programme.

Once every seven trading day, Lundbeck will issue an announcement concerning transactions made under the share buyback programme, and as announced in release no. 179 of 3 November 2005, a total of 1,492,128 shares have been bought back, corresponding to a transaction value of DKK 219,853,024 and average purchase price of 147.3419.

Research and development

In September, Cipralex® was approved for the treatment of generalised anxiety disorder (GAD). The approval is based on seven clinical studies involving more than 1,600 patients. The studies all demonstrate that Cipralex® is an effective and well-tolerated drug for the treatment of GAD.

After the end of the reporting period, Lundbeck announced, in **October**, that the European health authorities had approved Ebixa® for the treatment of moderate Alzheimer's disease. Following the extension of the indication for the treatment of moderate Alzheimer's disease – an area that has so far been restricted to one class of drugs; the so-called acetylcholinesterase inhibitors (AchEI) – Ebixa® is now the only approved drug for the treatment of moderate, moderately severe and severe Alzheimer's disease.

USA

After the end of the reporting period, Lundbeck announced, in **October**, that Forest Laboratories, Inc., its wholly owned subsidiary Forest Laboratories Holdings Limited and its licensing partner H. Lundbeck A/S had entered into a settlement agreement with defendant Alphapharm Pty Ltd., a subsidiary of Merck KGaA of Germany, concerning its patent infringement dispute regarding U.S. Patent Re. No. 34,712, (the '712 patent), which was licensed to Forest by H. Lundbeck A/S on an exclusive

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby, Copenhagen Fax +45 36 43 82 62 www.lundbeck.com

basis in the United States and relates to Forest's Lexapro® (escitalopram oxalate) product.

Later that month, Lundbeck and Forest announced that the Federal District Court of Delaware had rescheduled the start of its pending patent litigation trial against Ivax Pharmaceuticals, Inc. regarding Lexapro® (escitalopram oxalate) from 5 December 2005 to 15 March 2006.

Finally, Lundbeck announced in **October** that, as part of the license, development and commercialisation agreement for gaboxadol entered into between Lundbeck and a wholly-owned subsidiary of Merck & Co., Inc. in February 2004, Lundbeck had decided to exercise its option to co-promote Maxalt®, Merck's currently marketed therapy indicated for the acute treatment of migraine attacks in adults. The co-promotion will prepare Lundbeck and its sales force for the launch of gaboxadol in the USA.

Europe

In **October**, Lundbeck announced that representatives from the EU Commission were conducting an inspection at the company's premises. The purpose was to identify whether Lundbeck has misused a dominant position or has been involved in possible anticompetitive agreements in the markets for antidepressant drugs. Lundbeck has nothing to hide and gave the EU Commission representatives full access to all documents.

Net financials

In Q3 2005, the Group's net financial income totalled DKK 19 million compared with a net income of DKK 13 million in the same period of last year.

	Q3 2005 DKKm	Q3 2004 DKKm	9M 2005 DKKm
Net financial income	19	13	159
Net interest income	15	17	79
Unrealised losses concerning other investments excl. exchange rate adjustments	2	-2	16
Net currency income relating to financial items, specified as follows:	7	-6	96
Net income relating to trading	-2	8	-13
Accounting translation of currency items	9	-14	109

Net interest income amounted to DKK 15 million in Q3 2005, which is on a level with the year-earlier period.

Third-quarter foreign currency translation amounted to an income of DKK 9 million, driven primarily by an equity increase in subsidiaries made up in foreign currency.

Net income relating to trading derives from income and expenses from instruments that do not meet the criteria for hedging and is recognised directly under net financials at market value.

Tax

The income tax expense amounted to DKK 167 million in Q3 2005 against DKK 249 million in the year-earlier period. The effective tax rate was 30% as compared with 37% in Q3 2004 and 25% in Q2 2005.

For the 2005 financial year, Lundbeck projects an effective tax rate of about 30%, subject to stable exchange rates. For 2006 and onwards, the tax rate is expected to be about 32%.

Net profit for the period

At DKK 543 million, profit from operations in Q3 2005 was 18% lower than in the year-earlier period.

At DKK 557 million, profit before tax fell by 17% relative to the year-earlier period, while the net profit for the period after tax was DKK 390 million, which was 8% lower than in Q3 2004.

Investments

Lundbeck's total net investments in Q3 2005 amounted to DKK 205 million, up from DKK 63 million in Q3 2004 and DKK 98 million in Q2 2005. Third-quarter investments took place in the fields of manufacturing, research and administration.

Cash flows

Lundbeck's operating activities generated a cash inflow of DKK 649 million in Q3 2005, compared with an inflow of DKK 482 million in the year-earlier period. The increase was due to higher prepayments from Forest and lower receivables in Q3 2005 relative to Q3 2004. In Q2 2005, cash flows from operating activities amounted to DKK 843 million.

Due to a higher cash flow from operations, the free cash flow rose to DKK 444 million in Q3 2005 from DKK 419 million in the same period of last year. The free cash flow amounted to DKK 746 million in Q2 2005.

Financing activities generated a cash outflow of DKK 14 million. Financing activities generated a cash outflow of DKK 94 million in the year-earlier period and DKK 448 million in Q2 2005 as a result of dividend payments totalling DKK 496 million.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 2,929 million at 30 September 2005 against DKK 1,747 million 30 September 2004 and DKK 2,457 million at 30 June 2005. In addition to interest-bearing net cash, Lundbeck has unutilised credit facilities of DKK 2.7 billion.

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

Equity

Equity at 30 September 2005 amounted to DKK 7,894 million compared with DKK 7,525 million at 30 September 2004 and DKK 7,839 million at 31 December 2004. In Q3 2005, return on equity was 5.1% compared with 5.8% in the same period of last year and 5.8% in Q2 2005. The changes in equity are shown in appendix 4.

Incentive plans

Lundbeck has established incentive plans for senior employees and key employees, which are comprised by the provisions of IFRS 2 "Share-based payment".

Equity-settled schemes

On 23 September 2005, Lundbeck granted 649,000 warrants (equity-settled remuneration scheme), which are comprised by the provisions of IFRS 2, to members of H. Lundbeck A/S' Executive Management and Danish and foreign executives appointed by H. Lundbeck A/S' Executive Management who are employed by H. Lundbeck A/S or H. Lundbeck A/S' subsidiaries.

Under the provisions of IFRS 2, this scheme is comprised by the requirement on cost recognition and will therefore affect the consolidated financial statements at the time of grant in the amount of DKK 14 million. The market value is calculated using the Black & Scholes formula for valuation of options and is based on an exercise price of DKK 179.00, a

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, Copenhagen

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

volatility of 29.53%, a dividend payout ratio of 1.45% and a risk-free interest rate of 2.45%.

In January 2004, Lundbeck allocated warrants (equity-settled remuneration scheme) to the management and a number of key employees. These warrants are covered by the transitional provisions of IFRS 2, as this scheme was established after 7 November 2002 with a vesting date before 1 January 2005. Under the transitional provisions of IFRS 2, this scheme is not comprised by the requirement on cost recognition and will therefore not affect the consolidated financial statements.

The liability based on the Black & Scholes formula was DKK 100 million at 30 September 2005.

Debt plans
In 2002, a share price based plan for employees of the foreign companies was set up, and in 2004 a new share price based plan for key employees of US companies was established.

The value adjustment at 30 September 2005 of the "debt plans", including exercised plans, is recognised as a cost in the income statement in Q3 2005 in the amount of DKK 2 million. The liability for the debt-based remuneration plans based on the Black & Scholes formula was DKK 22 million at 30 September 2005.

Conference call

Today at 3.00 pm, Lundbeck will be hosting a conference call for the financial community. You can listen to the conference on the company's website www.lundbeck.com under the section "Investors – Presentations – Teleconference".

Forward-looking statements

This announcement contains forward-looking statements that provide current expectations or forecasts of events such as new product launches, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for

Lundbeck's products, introduction of competing products, Lundbeck's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof and unexpected growth in costs and expenses.

Ottiliavej 9
DK-2500 Valby, Copenhagen

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Management statement

The Supervisory Board and Executive Management have considered and adopted the interim report of H. Lundbeck A/S.

The interim report, which is unaudited, has been prepared in accordance with the guidelines issued by the Copenhagen Stock Exchange and, in respect of recognition and measurement, has been prepared in accordance with IFRS and related interpretations of International Accounting Standards Board (IASB), which are expected to apply for the presentation of financial statements for the full year 2005.

In our opinion, the interim report gives a true and fair view of the Group's financial position at 30 September 2005 and of the results of the Group's operations and cash flows for the period 1 January - 30 September 2005.

Valby, 9 November 2005

Supervisory Board

Flemming Lindeløv
Chairman

Thorleif Krarup
Deputy Chairman

Lars Bruhn

Jan Gottliebsen
Elected by the employees

Peter Kürstein

Mats Pettersson

Birgit Bundgaard Rosenmeier
Elected by the employees

Torben Skarsfeldt
Elected by the employees

Jes Østergaard

Executive Management

Claus Bræstrup
President and CEO

Lars Bang
Executive Vice President

Ole Chrintz
Executive Vice President

Hans Henrik Munch-Jensen
Executive Vice President, CFO

Stig Løkke Pedersen
Executive Vice President

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 | Tel +45 36 30 13 11 | E-mail investor@lundbeck.com
DK-2500 Valby København | Fax +45 36 43 82 62 | www.lundbeck.com

Appendix 1 – key figures

	2005 Q3 DKKm	2004 Q3 DKKm ****	2005 Q3 EURm *	2005 9M DKKm	2004 9M DKKm ****	2005 9M EURm *
FINANCIAL HIGHLIGHTS						
Revenue	2,265.3	2,409.6	304.1	6,768.5	7,628.1	908.5
Profit from operations	543.4	663.4	72.9	1,688.8	2,325.2	226.7
Net financials	18.9	13.2	2.5	158.6	21.4	21.3
Profit before tax	557.1	674.0	74.8	1,829.2	2,347.2	245.5
Tax	167.2	248.6	22.4	548.8	801.0	73.7
Profit for the period	389.9	425.4	52.3	1,280.4	1,546.2	171.9
Equity	7,894.1	7,525.0	1,057.9	7,894.1	7,525.0	1,057.9
Total assets	12,075.7	11,004.2	1,618.2	12,075.7	11,004.2	1,618.2
Cash flows from operating activities	649.1	481.6	87.1	1,756.9	1,916.3	235.8
Free cash flow	444.0	419.0	59.6	1,406.4	1,794.3	188.8
RATIOS **	%	%	%	%	%	%
EBIT margin	24.0	27.5	24.0	25.0	30.5	25.0
Return on assets	8.3	8.5	8.3	24.5	31.1	24.5
R&D costs as a percentage of revenue	20.2	16.7	20.2	18.4	16.7	18.4
Return on equity	5.1	5.8	5.1	16.4	21.6	16.4
Solvency ratio	65.4	68.4	65.4	65.4	68.4	65.4
SHARE DATA***	DKK	DKK	EUR	DKK	DKK	EUR
Earnings per share (EPS)	1.75	1.88	0.23	5.65	6.76	0.76
Diluted earnings per share (DEPS)	1.73	1.86	0.23	5.60	6.72	0.75
Cash flow per share	2.89	2.08	0.39	7.62	8.28	1.02
Net asset value per share	34.82	32.52	4.67	34.82	32.52	4.67
Market capitalisation (DKKm)	35,830	25,426	4,801	35,830	25,426	4,801
Share price, end of period	157.74	108.78	21.14	157.74	108.78	21.14
Price / Earnings	90.92	58.57	90.92	28.19	16.19	28.19
Price / Cash flow	54.62	52.29	54.62	20.69	13.13	20.69
Price / Net asset value	4.53	3.34	4.53	4.53	3.34	4.53

* Income statement items are translated into EUR at the average exchange rate during the period (1 January - 30 September 2005 rate 745.03). Balance sheet items are translated at the exchange rates at the balance sheet date (30 September 2005 rate 746.24).

** Financial ratios are calculated according to the Danish Society of Financial Analysts' "Recommendations & Ratios 2005"

*** Comparative figures involving number of shares have been restated using a factor of 0.9992 for the effect of employees' exercise of warrants.

**** The comparative figures for 2004 have been restated due to the implementation of IFRS 2 "Share-based payment" at 1 January 2005.

H. Lundbeck A/S

Ottiliavej 9 Tel +45 36 30 13 11 E-mail investor@lundbeck.com
DK-2500 Valby København Fax +45 36 43 82 62 www.lundbeck.com

Appendix 2 - income statement

DKKm	2005 Q3	2004 Q3	2005 9M	2004 9M	2004 Full year
Revenue	2,265.3	2,409.6	6,768.5	7,628.1	9,732.9
Cost of sales	384.1	471.7	1,194.7	1,287.7	1,725.2
Distribution costs	545.0	547.1	1,702.7	1,794.8	2,301.5
Administrative expenses	333.8	327.1	947.9	962.9	1,364.3
PROFIT BEFORE RESEARCH COSTS	**1,002.4**	**1,063.7**	**2,923.2**	**3,582.7**	**4,341.9**
Research and development costs	458.5	402.2	1,243.9	1,271.5	1,776.0
PROFIT BEFORE OTHER OPERATING ITEMS	**543.9**	**661.5**	**1,679.3**	**2,311.2**	**2,565.9**
Other operating income/(expenses)	(0.5)	1.9	9.5	14.0	(12.4)
PROFIT FROM OPERATIONS	**543.4**	**663.4**	**1,688.8**	**2,325.2**	**2,553.5**
Income from investments in associates	(5.2)	(2.6)	(18.2)	0.6	(48.2)
Net financials	18.9	13.2	158.6	21.4	15.8
PROFIT BEFORE TAX	**557.1**	**674.0**	**1,829.2**	**2,347.2**	**2,521.1**
Tax on profit for the period	167.2	248.6	548.8	801.0	832.3
PROFIT FOR THE PERIOD	**389.9**	**425.4**	**1,280.4**	**1,546.2**	**1,688.8**
Profit for the period allocated to:					
Shareholders in the parent company	389.9	429.9	1,289.5	1,554.8	1,708.7
Minority interests	0.0	(4.5)	(9.1)	(8.6)	(19.9)
NET PROFIT FOR THE PERIOD	**389.9**	**425.4**	**1,280.4**	**1,546.2**	**1,688.8**
Earnings per share (EPS)	1.75	1.88	5.65	6.76	7.43
Diluted earnings per share (DEPS)	1.73	1.86	5.60	6.72	7.39

Number of shares used for the calculation of EPS and DEPS

EPS, Q3 2005	222,720,402
EPS, 9 months 2005	228,230,839
DEPS, Q3 2005	224,760,754
DEPS, 9 months 2005	230,452,110

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 3 - balance sheet

DKKm	30.09.2005	30.09.2004	31.12.2004
ASSETS			
Intangible assets	1,671.6	1,722.1	1,671.3
Property, plant and equipment	3,377.7	3,480.1	3,467.3
Investments	594.0	278.5	395.6
Total fixed assets	**5,643.3**	**5,480.7**	**5,534.2**
Inventories	1,204.4	1,232.4	1,281.6
Receivables	1,856.4	2,040.0	1,769.6
Other securities	2,421.9	1,845.6	2,360.5
Cash	949.7	405.5	541.8
Total current assets	**6,432.4**	**5,523.5**	**5,953.5**
Total assets	**12,075.7**	**11,004.2**	**11,487.7**

LIABILITIES AND EQUITY			
Share capital	1,135.7	1,168.7	1,168.7
Share premium	61.9	0.0	0.0
Retained earnings	6,696.5	6,346.4	6,671.7
Total equity excluding minority interests	**7,894.1**	**7,515.1**	**7,840.4**
Minority interests	0.0	9.9	(1.4)
Total equity	**7,894.1**	**7,525.0**	**7,839.0**
Provisions	**495.0**	**458.1**	**529.4**
Long-term debt	**382.7**	**392.4**	**402.7**
Bank and mortgage debt	60.3	111.5	108.8
Trade payables	519.8	425.7	679.2
Prepayments	1,330.6	1,178.5	1,039.8
Other payables	1,393.2	913.0	888.8
Short-term debt	**3,303.9**	**2,628.7**	**2,716.6**
Total debt	**3,686.6**	**3,021.1**	**3,119.3**
Total liabilities	**4,181.6**	**3,479.2**	**3,648.7**
Total liabilities and equity	**12,075.7**	**11,004.2**	**11,487.7**

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 4 – statement of changes in equity

1 January - 30 September 2005 DKKm	**Share capital**	**Share premium**	**Retained earnings**	**Equity (H. Lundbeck's shareholders)**	**Minority interests**	**Equity Group**
Equity at 31 December 2004	1,168.7	-	6,707.5	7,876.2	-	7,876.2
Effect of IFRS changes (Incentive plans)	-	-	(35.8)	(35.8)	-	(35.8)
Effect of IFRS changes (Minority interests)	-	-	-	-	(1.4)	(1.4)
Equity at 1 January 2005	**1,168.7**	-	**6,671.7**	**7,840.4**	**(1.4)**	**7,839.0**
Distribution of dividend 14.4.2005, gross	-	-	(516.9)	(516.9)	-	(516.9)
Distribution of dividend 14.4.2005, treasury shares	-	-	20.9	20.9	-	20.9
Capital increase through exercise of warrants	3.0	61.9	-	64.9	-	64.9
Capital reduction	(36.0)	-	36.0	-	-	-
Additions, deferred gains/losses on hedging contracts	-	-	(380.2)	(380.2)	-	(380.2)
Disposals, realised gains/losses on hedged transactions transferred to the income statement and the balance sheet	-	-	(40.9)	(40.9)	-	(40.9)
Exchange adjustment, associates	-	-	(0.7)	(0.7)	-	(0.7)
Buy-back of treasury shares	-	-	(514.9)	(514.9)	-	(514.9)
Value of granted warrants	-	-	14.1	14.1	-	14.1
Tax on equity entries	-	-	117.9	117.9	-	117.9
Disposals, minority interests	-	-	-	-	10.5	10.5
Net profit for the period	-	-	1,289.5	1,289.5	(9.1)	1,280.4
Equity at 30 September 2005	**1,135.7**	**61.9**	**6,696.5**	**7,894.1**	-	**7,894.1**

1 July - 30 September 2005 DKKm	**Share capital**	**Share premium**	**Retained earnings**	**Equity (H. Lundbeck's shareholders)**	**Minority interests**	**Equity Group**
Equity at 1 July 2005	**1,170.5**	**37.4**	**6,288.4**	**7,496.3**	-	**7,496.3**
Distribution of dividend 14.4.2005, gross	-	-	-	-	-	-
Distribution of dividend 14.4.2005, treasury shares	-	-	-	-	-	-
Capital increase through exercise of warrants	1.2	24.5	-	25.7	-	25.7
Capital reduction	(36.0)	-	36.0	-	-	-
Additions, deferred gains/losses on hedging contracts	-	-	(37.6)	(37.6)	-	(37.6)
Disposals, realised gains/losses on hedged transactions transferred to the income statement and the balance sheet	-	-	14.6	14.6	-	14.6
Exchange adjustment, associates	-	-	(0.4)	(0.4)	-	(0.4)
Buy-back of treasury shares	-	-	(14.9)	(14.9)	-	(14.9)
Value of granted warrants	-	-	14.1	14.1	-	14.1
Tax on equity entries	-	-	6.4	6.4	-	6.4
Net profit for the period	-	-	389.9	389.9	-	389.9
Equity at 30 September 2005	**1,135.7**	**61.9**	**6,696.5**	**7,894.1**	-	**7,894.1**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Appendix 5 - cash flow statement

DKKm	2005 Q3	2004 Q3	2005 9M	2004 9M	2004 Full year
Cash flows from operating activities	649.1	481.6	1,756.9	1,916.3	2,677.8
Cash flows from investing activities	(205.1)	(62.6)	(350.5)	(122.0)	(243.9)
Free cash flow	**444.0**	**419.0**	**1,406.4**	**1,794.3**	**2,433.9**
Cash flows from financing activities	(13.5)	(94.4)	(949.3)	(879.5)	(863.4)
Increase/(decrease) in cash and cash equivalents	**430.5**	**324.6**	**457.1**	**914.8**	**1,570.5**
Cash and cash equivalents at 1.1	2,938.8	1,925.3	2,902.3	1,333.9	1,333.9
Unrealised exchange differences for the period	2.3	1.2	12.2	2.4	(2.1)
Increase/(decrease) for the period	430.5	324.6	457.1	914.8	1,570.5
Cash and cash equivalents at 30.9	**3,371.6**	**2,251.1**	**3,371.6**	**2,251.1**	**2,902.3**

Interest-bearing net cash is composed as follows:

Cash and securities exclusive of treasury shares	3,371.6	2,251.1	3,371.6	2,251.1	2,902.3
Interest-bearing debt	(443.0)	(503.9)	(443.0)	(503.9)	(511.5)
Interest-bearing net cash at 30.9	**2,928.6**	**1,747.2**	**2,928.6**	**1,747.2**	**2,390.8**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 180

9. november 2005

Delrapport for 3. kvartal 2005

Bestyrelsen for H. Lundbeck A/S har i dag godkendt selskabets delrapport for 3. kvartal 2005.

- Koncernens omsætning udgjorde DKK 2.265 mio. svarende til et fald på 6% i forhold til samme kvartal sidste år og et fald på 1% i forhold til 2. kvartal 2005. Reguleret for valutakursudsving faldt koncernens omsætning med 3% i forhold til samme kvartal sidste år. Omsætningen af nye lægemidler udgjorde 71% af den samlede omsætning i 3. kvartal 2005 i forhold til 55% i 3. kvartal 2004.

- Omsætningen fra **Europa** udgjorde DKK 1.284 mio. svarende til en vækst på 11% i forhold til samme periode sidste år (10% vækst målt i lokalvaluta). Omsætningen fra **Internationale Markeder** udgjorde DKK 312 mio. svarende til en vækst på 27% (21% vækst målt i lokalvaluta). Omsætningen fra **USA** udgjorde DKK 614 mio. svarende til et fald på 34% (25% fald målt i lokalvaluta).

- Koncernens samlede omkostninger i 3. kvartal 2005 udgjorde DKK 1.722 mio. svarende til et fald på 1% i forhold til samme kvartal sidste år. I forhold til 2. kvartal 2005 faldt omkostningerne med 3%.

- Resultat af primær drift udgjorde DKK 543 mio. svarende til et fald på 18% i forhold til samme kvartal sidste år. I forhold til 2. kvartal 2005 steg resultat af primær drift med 7%. Overskudsgraden i 3. kvartal 2005 var 24,0%.

- Resultat per aktie (EPS) udgjorde DKK 1,75 svarende til et fald på 7% i forhold til samme kvartal sidste år. I forhold til 2. kvartal 2005 faldt resultat per aktie med 11% blandt andet på grund af en lavere effektiv skattesats i 2. kvartal 2005.

- Frit cash flow udgjorde DKK 444 mio. svarende til en vækst på 6% i forhold til samme periode sidste år.

- Lundbeck har i forbindelse med det igangværende aktietilbagekøbsprogram købt 1.492.128 stk. aktier svarende til en transaktionsværdi på DKK 220 mio. Det samlede aktietilbagekøbsprogram er på op til DKK 6 mia. og forventes afsluttet ved udgangen af 2007.

- Lundbeck fastholder tidligere udmeldte forventninger til årets resultat.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Hovedtal for perioden

Delrapporten er for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2005. Sammenligningstal er korrigeret som følge af implementeringen af IFRS 2 "aktiebaseret vederlæggelse" pr. 1. januar 2005. Delrapporten er ikke revideret.

	3.kvt 2005 DKK mio.	3.kvt. 2004 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	9 mdr. 2005 DKK mio.
Omsætning	2.265	2.410	-6%	-3%	6.769
- Cipralex®	693	464	50%	48%	1.880
- Lexapro®	610	668	-9%	2%	1.927
- Ebixa®	292	183	59%	57%	798
- Azilect®	2	0	-	-	2
- Andre lægemidler	613	1.027	-40%	-39%	1.982
- Anden omsætning	56	68	-18%	-16%	180
Omkostninger	1.722	1.746	-1%		5.080
- Produktion	384	472	-19%		1.195
- Distribution og administration	879	874	1%		2.651
- Forskning og udvikling	459	402	14%		1.244
- Andre driftsudgifter, netto	1	-2	-		-10
Resultat af primær drift	543	663	-18%		1.689
Finansielle poster, netto	19	13	43%		159
Periodens resultat	390	425	-8%		1.280
Resultat pr. aktie, EPS	1,75	1,88	-7%		5,65
Frit cash flow	444	419	6%		1.406
Antal medarbejdere (ultimo)	5.047	5.012			

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Finansielle forventninger og mål

Lundbeck forventer fortsat et resultat af primær drift på cirka DKK 2,2 mia. og fastholder øvrige forventninger og mål;

	2003 DKK mio.	2004 DKK mio.	2005 forventning	2006 mål	2007 mål
Resultat af primær drift	2.147	2.133*	Ca. DKK 2,2 mia.	+12%	+12%
Overskudsgrad	21,6%	22,9%*	Højere end 2004		25%
Investeringer	1.479	244	Ca. DKK 550 mio.		

*) Korrigeret for initiel betalingen på DKK 421 mio. fra Merck & Co., Inc. i 1. kvartal 2004 vedrørende udvikling og kommercialisering af gaboxadol til behandling af søvnlidelser.

Endvidere forventer Lundbeck, at omkostningerne til forskning og udvikling vil udgøre cirka 20% af omsætningen i 2005, og en effektiv skattesats for regnskabsåret 2005 på cirka 30% under forudsætning af stabile valutakurser. For 2006 og efterfølgende år forventes en skattesats på cirka 32%.

Omsætning

Koncernens omsætning udgjorde DKK 2.265 mio. svarende til et fald på 6% i forhold til samme kvartal sidste år og et fald på 1% i forhold til 2. kvartal 2005. Reguleret for valutakursudsving faldt koncernens omsætning med 3% i forhold til samme kvartal sidste år.

Koncern

	3.kvt. 2005 DKK mio.	3.kvt. 2004 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	9 mdr. 2005 DKK mio.
Cipralex® / Lexapro®	1.303	1.132	15%	22%	3.807
Ebixa®	292	183	59%	57%	798
Azilect®	2	0	-	-	2
Andre lægemidler	613	1.027	-40%	-39%	1.982
Anden omsætning	56	68	-18%	-16%	180
Samlet omsætning, koncern	2.265	2.410	-6%	-3%	6.769

Udviklingen i koncernens omsætning har i kvartalet været drevet af to modsatrettede tendenser. Mens Lundbecks omsætning vedrørende Lexapro® i USA var 7% lavere end i 2. kvartal 2005, så steg omsætningen

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

af Cipralex® og Ebixa® på de Internationale Markeder og nominelt specielt i Europa, hvor tabet hos andre lægemidler fortsat bliver mere end kompenseret af omsætningen af de nye lægemidler. For 4. kvartal 2005 forventer selskabet en koncern-omsætning, der ligger på samme niveau som for 3. kvartal 2005.

Fordeling af omsætning på produkter


100%
80%
60%
40%
20%
0%
2%
4%
30%
64%
3%
8%
47%
42%
2%
13%
58%
27%
3. kvt. 2003
3. kvt. 2004
3. kvt. 2005
Anden omsætning og Azilect®
Ebixa®
Cipralex®/Lexapro®
Andre lægemidler

I 3. kvartal 2005 udgjorde omsætningen af nye lægemidler 71% af koncernens omsætning i forhold til 55% i samme kvartal sidste år. Det er selskabets forventning, at andelen af omsætningen, der udgøres af nye lægemidler fortsat vil vokse og for hele 2005 forventes den at udgøre cirka 70% af koncernens omsætning.

Europa

	3.kvt. 2005 DKK mio.	3.kvt. 2004 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	9 mdr. 2005 DKK mio.
Cipralex®	557	381	46%	46%	1.520
Ebixa®	262	170	55%	54%	727
Azilect®	2	0	-	-	2
Andre lægemidler	463	610	-24%	-24%	1.504
Samlet omsætning, Europa	1.284	1.161	11%	10%	3.753

I Europa fortsætter Lundbecks nye lægemidler med at erobre markedsandele. Det gælder for Cipralex® og Ebixa®, som begge blev introduceret i de første lande i 2002, og som nu er tilgængelige i hele Europa og for Azilect®, der er blevet lanceret i de første lande i Europa.

Kvartalvis omsætning af Cipralex® og Ebixa® i Europa

Cipralex® og Ebixa®	3.kvt. 2004	4.kvt. 2004	1.kvt. 2005	2.kvt. 2005	3.kvt. 2005
Omsætning	551	585	652	775	819
Kvartalsvis vækst	10%	6%	11%	19%	6%

Ved udgangen af 3. kvartal 2005 havde Cipralex® en markedsandel på 9,2% af det europæiske marked for antidepressiva målt i værdi i forhold til 5,7% ved udgangen af 3. kvartal 2004 og 8,0% ved udgangen af 2. kvartal 2005. Cipralex® blev i løbet af 2. kvartal 2005 lanceret i Frankrig som det sidste land i Europa. Frankrig er blandt andet på grund af sin størrelse et vigtigt marked for Cipralex®, og introduktionen forløber godt og efter cirka 4 måneder har Cipralex® ved udgangen af 3. kvartal 2005 en markedsandel på 3,9% målt i værdi.

Azilect® er i løbet af 3. kvartal blevet lanceret i få lande i Europa, og de første markedsdata tyder på en tilfredsstillende introduktion. Azilect® er indlicenseret fra israelske Teva Pharmaceutical Industries Ltd., og Lundbeck betaler en del af omsætningen som licensbetaling til Teva. Den offentliggjorte omsætning af Azilect® er nettoomsætningen dvs. fratrukket licensbetalinger.

Lundbeck modtog i april 2005 en positiv anbefaling af de europæiske sundhedsmyndigheder til at kunne markedsføre Serdolect® til behandling af skizofreni. Den endelig godkendelse forventer Lundbeck at modtage inden udgangen af 2005, og Serdolect® forventes dermed lanceret i det første europæiske land i begyndelsen af 2006.

USA

	3.kvt. 2005 DKK mio.	3.kvt. 2004 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	9 mdr. 2005 DKK mio.
Lexapro®	610	668	-9%	2%	1.927
Andre lægemidler	4	268	-99%	-94%	65
Samlet omsætning, USA	614	936	-34%	-25%	1.992

Lundbecks indtægter fra salg af Lexapro® i USA udgjorde DKK 610 mio. i 3. kvartal 2005 i forhold til DKK 668 mio. i samme periode sidste år, svarende til et fald på 9%. 3. kvartal 2005 var endnu præget af lageropbygning for Lexapro®, hvilket nu stort set er tilendebragt. Forest Laboratories, Inc. opnåede et salg af Lexapro® på USD 467 mio. i 3. kvartal 2005 mod USD 415 mio. i samme periode sidste år.

Lexapro® er i dag det næstmest udskrevne antidepressivum i USA, og ved udgangen af kvartalet havde Lexapro® en markedsandel på cirka 16,2%. I løbet af kvartalet har markedsandelen således udviklet sig neutralt, men det er fortsat Lundbecks forventning, at markedsandelen over tid vil være svagt stigende. Endvidere forventer ledelsen fortsat nulvækst i det amerikanske marked for antidepressiva i volumen i 2005 i forhold til 2004.

Forudbetalingen fra Forest - forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger - udgjorde ved udgangen af september 2005 DKK 1.331 mio. mod DKK 1.179 mio. ved udgangen af september 2004, og DKK 1.040 mio. ved udgangen af 2004.

Lundbeck sikrer indtægter fra blandt andet Lexapro® ved hjælp af valutahedging. Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne, hvilket havde en resultateffekt på DKK -2 mio. i 3. kvartal 2005 mod DKK 48 mio. i samme periode sidste år i forhold til, at indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 3 mio. fra sikring af USD mod DKK 48 mio. i 3. kvartal 2004. Hedginggevinsten fra sikring af USD er primært henført til indtægterne fra salget af Lexapro®.

Pr. 30. september 2005 er der indgået valutatermins- og optionskontrakter til dækning af valutapengestrømme, primært i EUR og USD, der modsvarer en værdi af ca. DKK 4,1 mia., hvoraf DKK 3,9 mia. behandles som hedgingkontrakter. De gennemsnitlige hedgingkurser pr. 30. september 2005 udgjorde for euro 745,46 DKK/EUR og for amerikanske dollars 580,31 DKK/USD. Udskudt resultatføring af valutatab og gevinster, netto, udgjorde DKK -180 mio. pr. 30. september 2005 mod DKK 48 mio. pr. 30. september 2004 og DKK 241 mio. pr. 31. december 2004.

Den gennemsnitlige sikringskurs for de første 9 måneder af 2006 vil for amerikanske dollars udgøre ca. 581 DKK/USD med de eksisterende hedgingkontrakter. Den tilsvarende kurs i de første 9 måneder af 2005

udgjorde ca. 615 DKK/USD. For 4. kvartal 2005 er den gennemsnitlige sikringskurs for amerikanske dollars ca. 577 DKK/USD.

Internationale Markeder

	3.kvt. 2005 DKK mio.	3.kvt. 2004 DKK mio.	Vækst i DKK	Vækst i lokal-valuta	9 mdr. 2005 DKK mio.
Cipralex®/Lexapro®	136	82	66%	57%	360
Ebixa®	29	13	123%	98%	72
Andre lægemidler	146	149	-2%	-6%	413
Samlet omsætning, Internationale Markeder	312	245	27%	21%	844

I markeder uden for Europa og USA fortsætter omsætningen med at udvise kvartalsvis positive vækstrater. Dette er blandt andet drevet af lanceringen af Cipralex® og Ebixa® i begyndelsen af 2005 i Canada, som er det største enkeltmarked i regionen, og en stagnation i omsætningsnedgangen hos de andre og ældre lægemidler.

Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 3. kvartal 2005 DKK 1.722 mio. svarende til et fald på 1% i forhold til samme periode sidste år.

Produktionsomkostningerne faldt i forhold til 3. kvartal 2004 med 19% til DKK 384 mio. Faldet i omkostningerne skyldes øget effektivisering, herunder lavere vareforbrug som følge af overgang til billigere egenproducerede varer i stedet for dyrere indkøbte råvarer.

Distributions- og administrationsomkostninger udgjorde DKK 879 mio. og var på niveau med 3. kvartal 2004.

Forsknings- og udviklingsomkostningerne udgjorde i 3. kvartal 2005 DKK 459 mio., svarende til en stigning på 14% i forhold til samme periode sidste år.

Forsknings- og udviklingsomkostningerne udgjorde i 3. kvartal 2005 20% af omsætningen mod 17% i 3. kvartal 2004. Lundbeck forventer fortsat, at forsknings- og udviklingsomkostningerne vil udgøre cirka 20% for hele 2005.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde i 3. kvartal 2005 DKK 131 mio. mod DKK 179 mio. i samme periode sidste år.

Aktietilbagekøb

Lundbeck igangsatte i august 2005 et aktietilbagekøbsprogram på indtil DKK 6 mia., der forventes afsluttet ved udgangen af 2007. Programmet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003 ("safe harbour"), som beskytter børsnoterede virksomheder mod overtrædelse af insiderlovgivning i forbindelse med aktietilbagekøb. Bestyrelsen har til hensigt på selskabets kommende generalforsamling, at fremsætte forslag om, at nedbringe aktiekapitalen med et nominelt beløb, der som minimum svarer til den nominelle værdi af den aktiekapital, der tilbagekøbes i henhold til programmet.

På hver syvende handelsdag udsender Lundbeck en meddelelse vedrørende transaktioner foretaget under aktietilbagekøbsprogrammet, og som offentliggjort i fondsbørsmeddelelse nummer 179 den 3. november, er der tilbagekøbt 1.492.128 stk. aktier svarende til en transaktionsværdi på DKK 219.853.024 og en gennemsnitlig købskurs på DKK 147,3419.

Forskning og udvikling

Cipralex® blev i september godkendt til behandling af generaliseret angst (GAD). Godkendelsen er baseret på syv kliniske studier med flere end 1.600 patienter, som alle viser, at Cipralex® er et effektivt og veltolereret lægemiddel til behandling af GAD.

Efter regnskabsperiodens udløb offentliggjorde Lundbeck i **oktober**, at de europæiske sundhedsmyndigheder godkendte Ebixa® til behandling af moderat Alzheimers sygdom. Med udvidelse af indikationen til behandling af moderat Alzheimers sygdom - et område, der hidtil har været forbeholdt kun én klasse af lægemidler, de såkaldte acetylkolinesterasehæmmere (AchEI) - er Ebixa® nu det eneste lægemiddel godkendt til behandling af moderat, moderat svær og svær Alzheimers sygdom.

USA

Efter regnskabsperiodens udløb kunne Lundbeck i **oktober** meddele, at Forest Laboratories, Inc., dets 100% ejede datterselskab Forest Laboratories Holdings Limited og dets licenssamarbejdspartner H. Lundbeck A/S indgik en forligsaftale med sagsøgte Alphapharm Pty Ltd.,

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

et datterselskab af tyske Merck KGaA, i sagen om patentkrænkelse af U.S. Patent Re. No. 34,712, ('712-Patentet), som H. Lundbeck A/S har givet Forest enelicens til i USA, og som vedrører Forest-produktet Lexapro® (escitalopram oxalat).

Senere samme måned offentliggjorde Lundbeck og Forest, at Federal District Court of Delaware udsatte påbegyndelsen af den verserende patentsag mod Ivax Pharmaceuticals, Inc. vedrørende Lexapro® (escitalopram oxalate) fra 5. december 2005 til 15. marts 2006.

Endelig oplyste Lundbeck i **oktober**, at selskabet som led i den licens-, udviklings- og kommercialiseringsaftale om gaboxadol, som Lundbeck i februar 2004 indgik med et 100% ejet datterselskab af Merck & Co., Inc., har valgt at udnyttet sin option på i fællesskab med Merck at markedsføre Maxalt® i USA. Maxalt® er Mercks lancerede lægemiddel til behandling af akutte migræneanfald hos voksne. Den fælles markedsføring vil forberede Lundbeck og selskabets salgsstyrke til lanceringen af gaboxadol i USA.

Europa

I **oktober** offentliggjorde Lundbeck, at repræsentanter fra EU-kommissionen foretog en kontrolundersøgelse hos selskabet. Undersøgelsen har til formål at afdække hvorvidt Lundbeck har misbrugt en dominerende stilling samt deltaget i mulige konkurrencebegrænsende aftaler på markederne for antidepressive lægemidler. Lundbeck har intet at skjule og har givet repræsentanterne fra EU-kommissionen fuld adgang til alle dokumenter.

Finansielle poster

Samlet havde koncernen i 3. kvartal 2005 en finansiel netto-indtægt på DKK 19 mio. i forhold til en netto-indtægt på DKK 13 mio. i samme periode sidste år.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

	3. kvt. 2005 DKK mio.	3. kvt. 2004 DKK mio.	9 mdr. 2005 DKK mio.
Finansiel netto-indtægt	19	13	159
Netto renteindtægter	15	17	79
Urealiserede kurstab vedr. andre kapitalandele ekskl. valutakursreguleringer	2	-2	16
Nettovalutaindtægter vedr. finansielle poster, fordelt på:	7	-6	96
Nettoindtægter vedr. trading	-2	8	-13
Regnskabsmæssig omregning af valutaposter	9	-14	109

Netto renteindtægter udgjorde i 3. kvartal 2005 DKK 15 mio., som var på niveau med samme periode sidste år.

Regnskabsmæssige omregninger af valutaposter udgjorde i 3. kvartal en indtægt på DKK 9 mio. primært drevet af en stigning i egenkapitalen i datterselskaber opgjort i fremmedvaluta.

Nettoindtægter vedrørende trading hidrører fra indtægter og udgifter fra instrumenter, der ikke opfylder betingelserne for hedging og indregnes direkte under finansielle poster til markedsværdi.

Skat

Skatteudgiften i 3. kvartal 2005 udgjorde DKK 167 mio. mod DKK 249 mio. i samme periode sidste år. Den effektive skatteprocent udgjorde 30% mod 37% i 3. kvartal 2004 og 25% i 2. kvartal 2005.

For regnskabsåret 2005 forventer Lundbeck en effektiv skattesats på cirka 30% under forudsætning af stabile valutakurser. For 2006 og efterfølgende år forventes en skattesats på cirka 32%.

Periodens resultat

Resultat af primær drift udgjorde i 3. kvartal 2005 DKK 543 mio. svarende til et fald på 18% i forhold til samme periode sidste år.

Resultat før skat faldt 17% til DKK 557 mio. i forhold til samme periode sidste år, mens periodens resultat efter skat udgjorde DKK 390 mio., svarende til et fald på 8% i forhold til 3. kvartal 2004.

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Investeringer
Lundbecks samlede nettoinvesteringer i 3. kvartal 2005 udgjorde DKK 205 mio., mod DKK 63 mio. i 3. kvartal 2004 og DKK 98 mio. i 2. kvartal 2005. Investeringerne i 3. kvartal 2005 har fundet sted indenfor såvel produktions-, forsknings- som administrationsområdet.

Pengestrømme
Lundbecks pengestrømme fra driftsaktiviteter udgjorde i 3. kvartal 2005 DKK 649 mio. mod DKK 482 mio. i samme periode sidste år. Stigningen skyldes en stigende forudbetaling fra Forest samt faldende tilgodehavender i 3. kvartal 2005 i forhold til 3. kvartal 2004. I 2. kvartal 2005 udgjorde pengestrømme fra driftsaktiviteter DKK 843 mio.

Som følge af et højere likviditetsbidrag fra driftsaktivitet steg det frie cash flow til DKK 444 mio. i 3. kvartal 2005 fra DKK 419 mio. i samme periode sidste år. I 2. kvartal 2005 udgjorde det frie cash flow DKK 746 mio.

Pengestrømme fra finansieringsaktiviteter udgjorde DKK -14 mio. I samme periode sidste år udgjorde pengestrømme fra finansieringsaktivitet DKK -94 mio. og i 2. kvartal 2005 udgjorde de DKK -448 mio. som følge af udbyttebetaling på DKK 496 mio.

Lundbecks rentebærende nettolikviditet (selskabets beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved udgangen af 3. kvartal 2005 DKK 2.929 mio. mod DKK 1.747 mio. ved udgangen af 3. kvartal 2004 og DKK 2.457 mio. ved udgangen af 2. kvartal 2005. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede kreditfaciliteter på DKK 2,7 mia.

Uudnyttede kreditfaciliteter består af trækningsrettigheder på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

Egenkapital
Egenkapitalen udgjorde pr. 30. september 2005 DKK 7.894 mio. mod DKK 7.525 mio. pr. 30. september 2004 og DKK 7.839 mio. pr. 31. december 2004. Egenkapitalforrentningen udgjorde i 3. kvartal 2005 5,1% mod 5,8% i samme periode sidste år og 5,8% i 2. kvartal 2005. Detaljeret udvikling i egenkapitalen er vist i bilag 4.

Ottiliavej 9
DK-2500 Valby, København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Incitamentsordninger

Lundbeck har etableret incitamentsprogrammer for ledende medarbejdere og nøglemedarbejdere, som er omfattet af bestemmelserne i IFRS 2 "Aktiebaseret vederlæggelse".

Egenkapitalafregnede ordninger

Lundbeck har den 23. september 2005 tildelt 649.000 tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af bestemmelserne i IFRS 2, til medlemmerne af H. Lundbeck A/S's direktion samt danske og udenlandske direktører, der er udpeget af H. Lundbeck A/S's direktion, og som er ansat i H. Lundbeck A/S eller H. Lundbeck A/S's datterselskaber.

I henhold til bestemmelserne i IFRS 2 er denne ordning omfattet af kravet om omkostningsførelse og vil således påvirke koncernregnskabet på tildelingstidspunktet med DKK 14 mio. Beregnet markedsværdi er baseret på Black & Scholes formlen for værdiansættelse af optioner, og er baseret på en udnyttelseskurs på DKK 179,00, en volatilitet på 29,53%, en udbyttesats på 1,45% samt en risikofri rente på 2,45%.

Lundbeck har i januar 2004 tildelt ledelsen og en række nøglemedarbejdere tegningsoptioner (egenkapitalafregnet aflønningsordning), som er omfattet af overgangsbestemmelserne i IFRS 2, idet denne ordning er etableret efter 7. november 2002 med retserhvervelsestidspunkt inden 1. januar 2005. I henhold til overgangsbestemmelserne i IFRS 2 er denne ordning ikke omfattet af kravet om omkostningsførelse og vil således ikke påvirke koncernregnskabet.

Forpligtelsen baseret på Black & Scholes formlen var pr. 30. september 2005 DKK 100 mio.

Gældsordninger

I 2002 blev der etableret en aktiekursbaseret ordning for medarbejdere i de udenlandske selskaber samt i 2004 en ny aktiekursbaseret ordning for nøglemedarbejdere i koncernens amerikanske selskaber.

Værdireguleringen pr. 30. september 2005 af "gældsordninger", herunder udnyttede ordninger, er indgået i resultatopgørelsen med en omkostning på DKK 2 mio. i 3. kvartal 2005. Forpligtelsen for de gældsbaserede aflønningsordninger baseret på Black & Scholes formlen var pr. 30. september 2005 DKK 22 mio.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Telefonkonference

Lundbeck afholder i dag kl. 15:00 en telefonkonference for kapitalmarkedets interessenter, som kan aflyttes på selskabets hjemmeside www.lundbeck.com under sektionen "Investor" - "Presentations" - "Teleconference".

Fremadrettede udsagn

Denne meddelelse indeholder udsagn om fremtiden ('forward-looking statements') som omfatter bl.a. forventninger eller prognoser vedrørende begivenheder som introduktion af nye produkter, produktgodkendelser og økonomiske resultater.

Udsagn om fremtiden er i sagens natur forbundet med risici, usikkerhedsfaktorer og unøjagtige antagelser. Dette kan medføre, at de faktiske resultater afviger væsentligt fra de anførte forventninger. Faktorer, der kan påvirke fremtidige resultater, er blandt andet rente- og valutasvingninger, forsinkelser i eller fejlslagne udviklingsprojekter, produktionsproblemer, misligholdelse eller uventet opsigelse af kontrakter, prisreduktioner dikteret af nationale myndigheder eller som følge af markedsdrevne prisnedsættelser på Lundbecks produkter, lancering af konkurrerende produkter, Lundbecks evne til at markedsføre såvel nye som eksisterende produkter, produktansvarssager og andre retssager, ændring af tilskudsregler og statslige love og dertil knyttede fortolkninger heraf samt uventede omkostnings- og udgiftsstigninger.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Ledelsespåtegning

Bestyrelse og direktion har behandlet og vedtaget delårsrapport for H. Lundbeck A/S.

Delårsrapporten, som er urevideret, er udarbejdet i overensstemmelse med de af Københavns Fondsbørs fastlagte retningslinier og, for så vidt angår indregning og måling, udarbejdet i overensstemmelse med IFRS og hertil relaterede fortolkninger af International Accounting Standards Board (IASB), som forventes at være gældende for aflæggelsen af regnskabet for helåret 2005.

Det er vor opfattelse, at delårsrapporten giver et retvisende billede af koncernens finansielle stilling pr. 30. september 2005 samt af resultatet af koncernens aktiviteter og pengestrømme for perioden 1. januar - 30. september 2005.

Valby, den 9. november 2005

Bestyrelse

Flemming Lindeløv
Formand

Thorleif Krarup
Næstformand

Lars Bruhn

Jan Gottliebsen
Medarbejdervalgt

Peter Kürstein

Mats Pettersson

Birgit Bundgaard Rosenmeier
Medarbejdervalgt

Torben Skarsfeldt
Medarbejdervalgt

Jes Østergaard

Direktion

Claus Bræstrup
Koncernchef, adm. direktør

Lars Bang
Koncerndirektør

Ole Chrintz
Koncerndirektør

Hans Henrik Munch-Jensen
Koncerndirektør,
økonomidirektør

Stig Løkke Pedersen
Koncerndirektør

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby, København
Tlf +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Bilag 1 - nøgletal

	2005 3. kvt. DKK mio.	2004 3. kvt. DKK mio. ****	2005 3. kvt. EUR mio. *	2005 9 mdr. DKK mio.	2004 9 mdr. DKK mio. ****	2005 9 mdr. EUR mio. *
HOVEDTAL						
Nettoomsætning	2.265,3	2.409,6	304,1	6.768,5	7.628,1	908,5
Resultat af primær drift	543,4	663,4	72,9	1.688,8	2.325,2	226,7
Finansielle poster, netto	18,9	13,2	2,5	158,6	21,4	21,3
Resultat før skat	557,1	674,0	74,8	1.829,2	2.347,2	245,5
Skat	167,2	248,6	22,4	548,8	801,0	73,7
Periodens resultat	389,9	425,4	52,3	1.280,4	1.546,2	171,9
Egenkapital i alt	7.894,1	7.525,0	1.057,9	7.894,1	7.525,0	1.057,9
Aktiver i alt	12.075,7	11.004,2	1.618,2	12.075,7	11.004,2	1.618,2
Pengestrømme fra driftsaktivitet	649,1	481,6	87,1	1.756,9	1.916,3	235,8
Frit cash flow	444,0	419,0	59,6	1.406,4	1.794,3	188,8
**NØGLETAL ** **	%	%	%	%	%	%
Overskudsgrad	24,0	27,5	24,0	25,0	30,5	25,0
Afkastningsgrad	8,3	8,5	8,3	24,5	31,1	24,5
Forsknings- og udviklingsomkostninger i % af omsætning	20,2	16,7	20,2	18,4	16,7	18,4
Egenkapitalforrentning	5,1	5,8	5,1	16,4	21,6	16,4
Egenkapitalandel	65,4	68,4	65,4	65,4	68,4	65,4
AKTIEDATA* **	DKK	DKK	EUR	DKK	DKK	EUR
Resultat pr. aktie (EPS)	1,75	1,88	0,23	5,65	6,76	0,76
Resultat pr. aktie, udvandet (DEPS)	1,73	1,86	0,23	5,60	6,72	0,75
Cashflow pr. aktie	2,89	2,08	0,39	7,62	8,28	1,02
Indre værdi pr. aktie	34,82	32,52	4,67	34,82	32,52	4,67
Markedsværdi (mio.)	35.830	25.426	4.801	35.830	25.426	4.801
Børskurs, ultimo perioden	157,74	108,78	21,14	157,74	108,78	21,14
Price/Earnings	90,92	58,57	90,92	28,19	16,19	28,19
Price/Cashflow	54,62	52,29	54,62	20,69	13,13	20,69
Kurs/Indre værdi	4,53	3,34	4,53	4,53	3,34	4,53

* Resultatopgørelsens poster omregnes til EUR til periodens gennemsnitlige valutakurs (1. januar - 30. september 2005, kurs 745,03). Balancen er omregnet til statusdagens kurs (30. september 2005, kurs 746,24).

** Beregningen af nøgletal følger Den Danske Finansanalytikerforenings "Anbefalinger og nøgletal 2005".

*** Sammenligningstal, hvori antal aktier indgår, er korrigeret med en justeringsfaktor på 0,9992 for effekten af medarbejderes udnyttelse af tegningsoptioner.

**** Sammenligningstal for 2004 er korrigeret som følge af implementeringen af IFRS 2 "Aktiebaseret vederlæggelse" pr. 1. januar 2005.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 2 – resultatopgørelse

DKK mio.	2005 3. kvt.	2004 3. kvt.	2005 9. mdr.	2004 9. mdr.	2004 Hele året
Nettoomsætning	2.265,3	2.409,6	6.768,5	7.628,1	9.732,9
Produktionsomkostninger	384,1	471,7	1.194,7	1.287,7	1.725,2
Distributionsomkostninger	545,0	547,1	1.702,7	1.794,8	2.301,5
Administrationsomkostninger	333,8	327,1	947,9	962,9	1.364,3
RESULTAT FØR FORSKNINGSOMKOSTNINGER	**1.002,4**	**1.063,7**	**2.923,2**	**3.582,7**	**4.341,9**
Forsknings- og udviklingsomkostninger	458,5	402,2	1.243,9	1.271,5	1.776,0
RESULTAT FØR ANDRE DRIFTSPOSTER	**543,9**	**661,5**	**1.679,3**	**2.311,2**	**2.565,9**
Andre driftsindtægter/(-udgifter)	(0,5)	1,9	9,5	14,0	(12,4)
RESULTAT AF PRIMÆR DRIFT	**543,4**	**663,4**	**1.688,8**	**2.325,2**	**2.553,5**
Resultatandele, associerede virksomheder	(5,2)	(2,6)	(18,2)	0,6	(48,2)
Finansielle poster, netto	18,9	13,2	158,6	21,4	15,8
RESULTAT FØR SKAT	**557,1**	**674,0**	**1.829,2**	**2.347,2**	**2.521,1**
Skat af periodens resultat	167,2	248,6	548,8	801,0	832,3
PERIODENS RESULTAT	**389,9**	**425,4**	**1.280,4**	**1.546,2**	**1.688,8**
Periodens resultat fordelt på:					
Aktionærer i moderselskabet	389,9	429,9	1.289,5	1.554,8	1.708,7
Minoritetsinteresser	0,0	(4,5)	(9,1)	(8,6)	(19,9)
PERIODENS RESULTAT	**389,9**	**425,4**	**1.280,4**	**1.546,2**	**1.688,8**
Resultat pr. aktie (EPS)	1,75	1,88	5,65	6,76	7,43
Resultat pr. aktie, udvandet (DEPS)	1,73	1,86	5,60	6,72	7,39

Antal aktier til beregning af EPS og DEPS

EPS, 3. kvartal 2005	222.720.402
EPS, 9 måneder 2005	228.230.839
DEPS, 3. kvartal 2005	224.760.754
DEPS, 9 måneder 2005	230.452.110

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 3 - balance

DKK mio.	30.09.2005	30.09.2004	31.12.2004
AKTIVER			
Immaterielle anlægsaktiver	1.671,6	1.722,1	1.671,3
Materielle anlægsaktiver	3.377,7	3.480,1	3.467,3
Finansielle anlægsaktiver	594,0	278,5	395,6
Anlægsaktiver i alt	**5.643,3**	**5.480,7**	**5.534,2**
Varebeholdninger	1.204,4	1.232,4	1.281,6
Tilgodehavender	1.856,4	2.040,0	1.769,6
Andre værdipapirer	2.421,9	1.845,6	2.360,5
Likvide beholdninger	949,7	405,5	541,8
Omsætningsaktiver i alt	**6.432,4**	**5.523,5**	**5.953,5**
Aktiver i alt	**12.075,7**	**11.004,2**	**11.487,7**
PASSIVER			
Selskabskapital	1.135,7	1.168,7	1.168,7
Overkurs ved emission	61,9	0,0	0,0
Overført resultat	6.696,5	6.346,4	6.671,7
Egenkapital i alt ekskl. minoritetsinteresser	**7.894,1**	**7.515,1**	**7.840,4**
Minoritetsinteresser	0,0	9,9	(1,4)
Egenkapital i alt	**7.894,1**	**7.525,0**	**7.839,0**
Hensatte forpligtelser	**495,0**	**458,1**	**529,4**
Langfristede gældsforpligtelser	**382,7**	**392,4**	**402,7**
Bank- og prioritetsgæld	60,3	111,5	108,8
Leverandørgæld	519,8	425,7	679,2
Forudbetalinger	1.330,6	1.178,5	1.039,8
Anden gæld	1.393,2	913,0	888,8
Kortfristede gældsforpligtelser	**3.303,9**	**2.628,7**	**2.716,6**
Gældsforpligtelser i alt	**3.686,6**	**3.021,1**	**3.119,3**
Forpligtelser i alt	**4.181,6**	**3.479,2**	**3.648,7**
Passiver i alt	**12.075,7**	**11.004,2**	**11.487,7**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 4 – egenkapital

1. januar - 30. september 2005
DKK mio.

	Selskabs-kapital	Overkurs ved emission	Overført resultat	Egenkapital (H. Lundbecks aktionærer)	Minoritets-interesser	Egenkapital Koncern
Egenkapital 31. December 2004	1.168,7	-	6.707,5	7.876,2	-	7.876,2
Effekt af IFRS-ændringer (Incitamentsordninger)	-	-	(35,8)	(35,8)	-	(35,8)
Effekt af IFRS-ændringer (Minoritetsinteresser)	-	-	-	-	(1,4)	(1,4)
Egenkapital 1. januar 2005	**1.168,7**	-	**6.671,7**	**7.840,4**	**(1,4)**	**7.839,0**
Udloddet udbytte 14.4.2005, brutto	-	-	(516,9)	(516,9)	-	(516,9)
Udloddet udbytte 14.4.2005, egne aktier	-	-	20,9	20,9	-	20,9
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	3,0	61,9	-	64,9	-	64,9
Kapitalnedsættelse	(36,0)	-	36,0	-	-	-
Tilgang, udskudte kursgevinster/-tab på hedging kontrakter	-	-	(380,2)	(380,2)	-	(380,2)
Afgang, realiserede kursgevinster/-tab vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen	-	-	(40,9)	(40,9)	-	(40,9)
Kursregulering, associerede selskaber	-	-	(0,7)	(0,7)	-	(0,7)
Tilbagekøb af egne aktier	-	-	(514,9)	(514,9)	-	(514,9)
Værdi af nytildelte tegningsoptioner	-	-	14,1	14,1	-	14,1
Skat at egenkapitalposteringer	-	-	117,9	117,9	-	117,9
Afgang, minoritetsinteresser	-	-	-	-	10,5	10,5
Periodens resultat	-	-	1.289,5	1.289,5	(9,1)	1.280,4
Egenkapital 30. september 2005	**1.135,7**	**61,9**	**6.696,5**	**7.894,1**	-	**7.894,1**

1. juli - 30. september 2005
DKK mio.

	Selskabs-kapital	Overkurs ved emission	Overført resultat	Egenkapital (H. Lundbecks aktionærer)	Minoritets-interesser	Egenkapital Koncern
Egenkapital 1. juli 2005	**1.170,5**	**37,4**	**6.288,4**	**7.496,3**	-	**7.496,3**
Udloddet udbytte 14.4.2005, brutto	-	-	-	-	-	-
Udloddet udbytte 14.4.2005, egne aktier	-	-	-	-	-	-
Kapitalforhøjelse ved udnyttelse af tegningsoptioner	1,2	24,5	-	25,7	-	25,7
Kapitalnedsættelse	(36,0)	-	36,0	-	-	-
Tilgang, udskudte kursgevinster/-tab på hedging kontrakter	-	-	(37,6)	(37,6)	-	(37,6)
Afgang, realiserede kursgevinster/-tab vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen	-	-	14,6	14,6	-	14,6
Kursregulering, associerede selskaber	-	-	(0,4)	(0,4)	-	(0,4)
Tilbagekøb af egne aktier	-	-	(14,9)	(14,9)	-	(14,9)
Værdi af nytildelte tegningsoptioner	-	-	14,1	14,1	-	14,1
Skat at egenkapitalposteringer	-	-	6,4	6,4	-	6,4
Periodens resultat	-	-	389,9	389,9	-	389,9
Egenkapital 30. september 2005	**1.135,7**	**61,9**	**6.696,5**	**7.894,1**	-	**7.894,1**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby, København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bilag 5 – pengestrømsopgørelse

DKK mio.	2005 3. kvt.	2004 3. kvt.	2005 9 mdr.	2004 9 mdr.	2004 Hele året
Pengestrømme fra driftsaktivitet	649,1	481,6	1.756,9	1.916,3	2.677,8
Pengestrømme fra investeringsaktivitet	(205,1)	(62,6)	(350,5)	(122,0)	(243,9)
Frit cash flow	**444,0**	**419,0**	**1.406,4**	**1.794,3**	**2.433,9**
Pengestrømme fra finansieringsaktivitet	(13,5)	(94,4)	(949,3)	(879,5)	(863,4)
Ændring i likvider	**430,5**	**324,6**	**457,1**	**914,8**	**1.570,5**
Likvider 1.1.	2.938,8	1.925,3	2.902,3	1.333,9	1.333,9
Periodens urealiserede kursreguleringer	2,3	1,2	12,2	2,4	(2,1)
Periodens ændring	430,5	324,6	457,1	914,8	1.570,5
Likvider ultimo perioden	**3.371,6**	**2.251,1**	**3.371,6**	**2.251,1**	**2.902,3**

Den rentebærende nettolikviditet kan opgøres således:

Likvide beholdninger og værdipapirer ekskl. egne aktier	3.371,6	2.251,1	3.371,6	2.251,1	2.902,3
Rentebærende gæld	(443,0)	(503,9)	(443,0)	(503,9)	(511,5)
Rentebærende nettolikviditet ultimo perioden	**2.928,6**	**1.747,2**	**2.928,6**	**1.747,2**	**2.390,8**

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 181

14 November 2005

Cipralex®; effective in treatment of Obsessive-Compulsive Disorder

Results from two phase III studies of Cipralex® (escitalopram) show that Cipralex® is effective and well tolerated in the treatment of patients suffering from Obsessive-Compulsive Disorder (OCD). The studies include more than 750 patients and show that Cipralex® is effective in acute treatment and long-term treatment of OCD as well as reducing the risk of relapse significantly.

"We are pleased to have very convincing data demonstrating the effectiveness of Cipralex® in the treatment of patients with OCD. Patients suffering from this condition often also have to suffer from considerable stigmatization", says Anders Gersel Pedersen, head of Lundbeck's drug development.

Cipralex® is currently approved for the treatment of depression, panic disorder, social anxiety disorder, and generalised anxiety disorder. Lundbeck will pursue to file for approval of OCD in the beginning of 2006.

About the clinical studies

Dose finding study:

In a double blind placebo controlled study 458 OCD patients were enrolled, randomized to either escitalopram at one of the two doses (10mg or 20mg), or 40mg paroxetine or placebo. The duration of the study was 24-weeks with a primary efficacy assessment after 12 weeks (acute treatment).

At week 12 - the primary efficacy endpoint - 20 mg escitalopram showed a statistically significant improvement in the Yale-Brown Obsessive Compulsive Scale (Y-BOCS) compared to placebo ($p<0.005$). 10 mg escitalopram compared to placebo was ($p=0.052$). At week 24 both dosages of escitalopram 10mg ($p<0.05$) and 20mg ($p<0.005$) showed a statistically significant greater improvement in the Yale-Brown Obsessive Compulsive Scale (Y-BOCS) total score than in the placebo group - as did paroxetine 40 mg ($p<0.005$).

Relapse prevention study:
The long-term efficacy was further supported by a relapse prevention study, where 320 patients (intention-to-treat) were following treatment with escitalopram for 16 weeks randomized to either placebo or escitalopram for further 24 weeks of double-blind treatment.

The primary endpoint was time to relapse. The result of this primary analysis showed a significant difference in favour of escitalopram: 81 placebo patients and 38 escitalopram patients relapsed (Log-rank test $p<0.001$). Thus the risk of relapsing was 2.7 times higher for the placebo compared to escitalopram treated patients.

About OCD
OCD is a chronic and disabling disorder with lifetime prevalence around 2-4%. It is estimated that OCD patients represent more than 10% of patients with anxiety disorders.

Symptoms of OCD can vary, and the obsessions can be thoughts, which are often very disturbing to the patient and can lead to compulsive behaviour. Examples of compulsions are repetitive behaviours (such as excessive hand washing/cleaning/hoarding/checking) and mental acts (such as counting/repeating words).

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts
Steen Juul Jensen
Vice President
+45 36 43 30 06

About Lundbeck
H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 181

14. november 2005

Cipralex®; effektiv i behandlingen af obsessiv-kompulsiv sygdom (OCD)

Resultater fra to fase III-undersøgelser med Cipralex® (escitalopram) viser, at Cipralex® er effektivt og veltolereret i behandlingen af patienter med obsessiv-kompulsiv sygdom (OCD). Undersøgelserne omfatter over 750 patienter og viser, at Cipralex® er effektivt ved akut behandling og langtidsbehandling af OCD, og at stoffet væsentligt kan nedbringe risikoen for tilbagefald.

"Vi er glade for at have overbevisende data, som viser, hvor effektiv Cipralex® er i behandlingen af patienter med OCD. Patienter med denne lidelse er ofte også stærkt stigmatiserede," udtaler direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen.

Cipralex® er i dag godkendt til behandling af depression, panikangst, socialangst og generaliseret angst. Lundbeck regner med at indsende registreringsansøgning for OCD i starten af 2006.

Om de kliniske undersøgelser

Dosisbestemmende undersøgelse:
I en dobbeltblind, placebokontrolleret undersøgelse blev 458 patienter med OCD randomiseret til enten escitalopram på ét af to dosisniveauer (10mg eller 20mg) eller 40mg paroxetin eller placebo. Undersøgelsen varede 24 uger med en primær effektvurdering efter 12 uger (akut behandling).

Ved uge 12 - det primære effekt-endpoint- viste 20 mg escitalopram en statistisk signifikant større forbedring på Yale-Brown Obsessive Compulsive Scale (Y-BOCS) end i placebogruppen ($p<0,005$). 10 mg escitalopram sammenlignet med placebo var ($p=0,052$). Ved uge 24 viste begge doser af escitalopram 10 mg ($p<0,05$) og 20 mg ($p<0,005$) en statistisk signifikant større forbedring på Yale-Brown Obsessive Compulsive Scale (Y-BOCS) end i placebogruppen, og det samme gjorde 40mg paroxetin ($p<0,05$).

Undersøgelse vedrørende forhindring af tilbagefald:
Den langsigtede effekt blev yderligere understøttet af en undersøgelse vedrørende forhindring af tilbagefald, hvor 320 patienter (intention-to-treat) efterfulgt et behandlingsforløb med escitalopram i 16 uger blev randomiseret til enten placebo eller escitalopram i yderligere 24 uger med dobbeltblind behandling.

Det primære endpoint var perioden til tilbagefald. Resultatet af denne primære analyse viste en signifikant forskel til fordel for escitalopram, idet 81 placebo-patienter og 38 escitalopram-patienter fik tilbagefald (Log-rank test p <0,001). Risikoen for tilbagefald var således 2,7 gange højere for placebo-gruppen end for de patienter, der blev behandlet med escitalopram.

Om OCD
OCD er en kronisk og invaliderende sygdom med en livstidsprævalens på ca. 2-4%. Det anslås, at OCD-patienter udgør over 10% af alle patienter med angstsygdomme.

Symptomerne på OCD varierer, og tvangstankerne kan være tanker, der ofte virker forstyrrende på patienten og kan føre til tvangshandlinger. Tvangshandlinger er tilbagevendende handlinger (f.eks. overdreven vask af hænder/rengøring/oplagring/kontrol) og psykiske handlinger (f.eks. tælleritualer/gentage ord).

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt
Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 182

14 November 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	1,492,128	147.3419	219,853,024
4 November 2005	132,890	149.0436	19,806,410
7 November 2005	132,890	149.6788	19,890,810
8 November 2005	59,136	149.1353	8,819,264
9 November 2005	169,103	143.1892	24,213,728
10 November 2005	176,080	140.2794	24,700,393
11 November 2005	115,947	140.6773	16,311,111
14 November 2005	-	-	-
Accumulated under the program	2,278,174	146.4308	333,594,741

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback Lundbeck owns a total of 4,561,167 own shares at a nominal value of DKK 5, equal to 2.01% of the total number of 227,148,185 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 182

14. november 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	1.492.128	147,3419	219.853.024
4. november 2005	132.890	149,0436	19.806.410
7. november 2005	132.890	149,6788	19.890.810
8. november 2005	59.136	149,1353	8.819.264
9. november 2005	169.103	143,1892	24.213.728
10. november 2005	176.080	140,2794	24.700.393
11. november 2005	115.947	140,6773	16.311.111
14. november 2005	-	-	-
Akkumuleret under programmet	2.278.174	146,4308	333.594.741

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 4.561.167 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 2,01% af det samlede antal på 227.148.185 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Om Lundbeck
H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9 DK-2500 Valby København
Tel +45 36 30 13 11 Fax +45 36 43 82 62
E-mail investor@lundbeck.com www.lundbeck.com

Release No 183

15 November 2005

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 16 November 2005 file an increase of its share capital by DKK 297,340, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,136,038,265 divided into 227,207,653 shares of DKK 5 each. The subscription price was DKK 108.11 per share.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 10 November 2005 and closes on 21 November 2005. In respect of the latest exercise period, two capital increases will be filed, the first of which will be made 16 November 2005. The second filing will be made after the latest exercise period has expired.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 183

15. november 2005

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 16. november 2005 registrere en forhøjelse af aktiekapitalen med nominelt DKK 297.340 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.136.038.265 svarende til 227.207.653 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 10. november - 21. november 2005 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den første vil blive foretaget den 16 november 2005. Den anden registrering bliver foretaget efter udløb af udnyttelsesvinduet.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 184

23 November 2005

Share capital increase as a result of employees exercising warrants

H. Lundbeck A/S will on 24 November 2005 file an increase of its share capital by DKK 69,000, nominal value, with the Danish Commerce and Companies Agency as a result of employees exercising warrants. The registered share capital will subsequently amount to DKK 1,136,107,265 divided into 227,221,453 shares of DKK 5 each. The subscription price was DKK 108.11 per share.

On 9 December 2003 (see release no. 118), the Supervisory Board of H. Lundbeck A/S resolved to grant warrants to members of the Executive Management and key employees of the company and its non-US subsidiaries. In that connection, the company granted 2,554,092 warrants.

The employees can exercise the warrants in a number of exercise periods until 30 August 2007. The latest exercise period commenced on 10 November 2005 and closed on 21 November 2005. In respect of the latest exercise period, two capital increases will be filed, the second of which will be made 24 November 2005. The first filing was made 16 November 2005, see release no. 183 of 15 November 2005.

The share capital has been increased by DKK 366,340 in total as a result of employees exercising warrants in the latest exercise period. The exercised warrants constitute approximately 2.9 per cent of the total grant of warrants.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor Contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 184

23. november 2005

Udvidelse af aktiekapitalen som følge af medarbejderes udnyttelse af tegningsoptioner

H. Lundbeck A/S vil den 24. november 2005 registrere en forhøjelse af aktiekapitalen med nominelt DKK 69.000 hos Erhvervs- og Selskabsstyrelsen som følge af medarbejderes udnyttelse af tegningsoptioner. Den registrerede aktiekapital vil herefter udgøre nominelt DKK 1.136.107.265 svarende til 227.221.453 stk. aktier á DKK 5. Tegningskursen udgjorde DKK 108,11.

Bestyrelsen i H. Lundbeck A/S besluttede den 9. december 2003 (se meddelelse nr. 118) at tildele tegningsoptioner til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Selskabet har i denne forbindelse tildelt 2.554.092 tegningsoptioner.

Medarbejderne kan udnytte tegningsoptionerne i en række udnyttelsesvinduer indtil 30. august 2007. Det seneste udnyttelsesvindue udgør perioden 10. november - 21. november 2005 (begge dage inklusive). Der vil vedrørende det seneste udnyttelsesvindue blive registreret to kapitalforhøjelser, hvoraf den anden vil blive foretaget den 24. november 2005. Den første registrering blev foretaget den 16. november 2005, se meddelelse nr. 183 af 15. november 2005.

Aktiekapitalen i H. Lundbeck A/S er forhøjet med i alt nominelt DKK 366.340 kr. som følge af medarbejderes udnyttelse af tegningsoptioner i det seneste udnyttelsesvindue. De udnyttede tegningsoptioner udgør ca. 2,9% af den totale tildeling af tegningsoptioner.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 185

23 November 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	2,278,174	146.4308	333,594,741
15 November 2005	166,113	140.6165	23,358,225
16 November 2005	6,645	140.3322	932,507
17 November 2005	166,113	139.1405	23,113,045
18 November 2005	161,794	138.9947	22,488,516
21 November 2005	-	-	-
22 November 2005	74,751	142.2899	10,636,313
23 November 2005	166,113	141.5957	23,520,882
Accumulated under the program	3,019,703	144.9296	437,644,229

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Following the above buyback Lundbeck owns a total of 5,302,696 own shares at a nominal value of DKK 5, equal to 2.33% of the total number of 227,207,653 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 185

23. november 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	2.278.174	146,4308	333.594.741
15. november 2005	166.113	140,6165	23.358.225
16. november 2005	6.645	140,3322	932.507
17. november 2005	166.113	139,1405	23.113.045
18. november 2005	161.794	138,9947	22.488.516
21. november 2005	-	-	-
22. november 2005	74.751	142,2899	10.636.313
23. november 2005	166.113	141,5957	23.520.882
Akkumuleret under programmet	3.019.703	144,9296	437.644.229

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 186

29 November 2005

Bifeprunox; Update on registration plans in Europe

H. Lundbeck A/S announced today that the ongoing review of bifeprunox clinical data leads to a delayed submission of a registration dossiers in the EU, now aimed for 2008, depending on the completion of additional phase III comparative clinical work.

Bifeprunox is a novel compound (a D_2 and $5\text{-}HT_{1A}$ partial agonist) for the treatment of schizophrenia and other mood disorders, such as bipolar disorder.

In the results of the current clinical programme in patients with schizophrenia, bifeprunox has shown significant antipsychotic activity compared to placebo and was generally well tolerated. Further clinical work will be needed to clarify the clinical profile and strengthen the registration dossier.

About schizophrenia

Schizophrenia is a severely debilitating chronic mental disorder characterised by profound disturbances in thinking and perception. It affects around 1% of any population, and the onset of the disease typically occurs in late adolescence or early adulthood. Most patients will experience persistent symptoms including psychotic (positive) symptoms and negative symptoms like blunted affect and social withdrawal. Many patients will in addition experience episodic exacerbations with hallucinations and delusions.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Steen Juul Jensen
Vice President
+45 36 43 30 06

Media contact	Anders Schroll Manager +45 36 43 20 81	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approximately EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 186

29. november 2005

Bifeprunox – opdatering af registreringsplanerne i Europa

H. Lundbeck A/S har i dag offentliggjort, at den igangværende gennemgang af kliniske data om bifeprunox medfører en forsinkelse i indsendelsen af registreringsansøgningen i EU, som nu er forventet i 2008, afhængig af gennemførelsen af yderligere fase III-kliniske sammenlignende undersøgelser.

Bifeprunox er et nyt stof (en D_2 og $5\text{-}HT_{1A}$ partiel agonist) til behandling af skizofreni og andre sindslidelser som bipolar depression.

I det igangværende kliniske program med patienter med skizofreni har bifeprunox vist signifikant antipsykotisk aktivitet i sammenligning med placebo og blev generelt tålt godt af patienterne. Der er imidlertid behov for yderligere kliniske undersøgelser for at klarlægge den kliniske profil og styrke registreringsansøgningen.

Om skizofreni
Skizofreni er en stærkt invaliderende, psykisk lidelse karakteriseret ved udtalte ændringer i patientens måde at tænke og opfatte omverdenen på. Sygdommen rammer omkring 1% af befolkningen, og symptomerne indtræder typisk i den sene pubertet eller i den tidlige voksenalder. De fleste patienter vil opleve vedvarende symptomer, herunder psykotiske (positive) symptomer og negative symptomer som afbleget følelsesliv og social tilbagetrækning. Mange patienter vil desuden opleve periodevise forværringer med hallucinationer og vrangforestillinger.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Steen Juul Jensen
Vice President
Tlf. 36 43 30 06

Presse kontakt	Anders Schroll Manager Tlf. 36 43 20 81	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 187

5. december 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	3.019.703	144,9296	437.644.229
25. november 2005	166.113	140,7030	23.372.604
28. november 2005	166.113	139,8830	23.236.379
29. november 2005	196.678	128,1408	25.202.467
30. november 2005	-	-	
1. december 2005	160.797	130,3825	20.965.108
2. december 2005	166.113	129,4435	21.502.256
5. december 2005	166.113	129,4231	21.498.858
Akkumuleret under programmet	4.041.630	141,8789	573.421.901

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 187

5 December 2005

Share Buyback in H. Lundbeck A/S

Acting on its authorization to acquire up to 10% of its shares the H. Lundbeck Supervisory Board has resolved to initiate a share buyback program. Under the program H. Lundbeck will buy own shares for an amount of up to DKK 6 billion until end of 2007 and a maximum of 20,408,030 shares before the Annual General Meeting in 2006, cf. stock exchange announcement number 166 on 17th August 2005.

During any one single trading day a maximum of 25% of the average daily trading volume of Lundbeck shares on the Copenhagen Stock Exchange, calculated over 20 days prior to each trading date, will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, Lundbeck will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price (DKK)	Transaction value (DKK)
Accumulated, last announcement	3,019,703	144.9296	437,644,229
25 November 2005	166,113	140.7030	23,372,604
28 November 2005	166,113	139.8830	23,236,379
29 November 2005	196,678	128.1408	25,202,467
30 November 2005	-	-	
1 December 2005	160,797	130.3825	20,965,108
2 December 2005	166,113	129.4435	21,502,256
5 December 2005	166,113	129.4231	21,498,858
Accumulated under the program	4,041,630	141.8789	573,421,901

Following the above buyback Lundbeck owns a total of 6,324,623 own shares at a nominal value of DKK 5, equal to 2.78% of the total number of 227,221,453 shares.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2005.

Lundbeck contacts

Media contact	Steen Juul Jensen Vice President +45 36 43 30 06	Investor contact	Jacob Tolstrup Investor Relations Manager +45 36 43 30 79

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2004, the company's revenue was DKK 9.7 billion (approx. EUR 1.3 billion). The number of employees is approx. 5,000. For further information, visit www.lundbeck.com

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 187

5. december 2005

Aktietilbagekøb i H. Lundbeck A/S

Bestyrelsen for H. Lundbeck har udnyttet bemyndigelsen til at erhverve egne aktier for indtil 10% og iværksat et aktietilbagekøbsprogram. I henhold til programmet vil H. Lundbeck købe egne aktier for et beløb på indtil DKK 6 mia. frem til udgangen af 2007 og maksimalt 20.408.030 stk. aktier før den ordinære generalforsamling i 2006, jf. fondsbørsmeddelelse nr. 166 af 17. august 2005.

Der vil på en enkelt børsdag maksimalt blive tilbagekøbt 25% af den gennemsnitlige daglige omsætning af Lundbeck-aktier på Københavns Fondsbørs beregnet over en periode på 20 dage forud for hver enkelt handelsdag, idet aktietilbagekøbsprogrammet gennemføres i henhold til bestemmelserne i Europakommissionens forordning nr. 2273/2003 af 22. december 2003.

Mindst på hver syvende handelsdag vil Lundbeck udsende en meddelelse vedrørende transaktioner foretaget under programmet.

Følgende transaktioner er foretaget under programmet:

	Antal aktier	Gennemsnitlig købskurs (DKK)	Transaktionsværdi (DKK)
Akkumuleret, seneste meddelelse	3.019.703	144,9296	437.644.229
25. november 2005	166.113	140,7030	23.372.604
28. november 2005	166.113	139,8830	23.236.379
29. november 2005	196.678	128,1408	25.202.467
30. november 2005	-	-	
1. december 2005	160.797	130,3825	20.965.108
2. december 2005	166.113	129,4435	21.502.256
5. december 2005	166.113	129,4231	21.498.858
Akkumuleret under programmet	4.041.630	141,8789	573.421.901

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Efter ovenstående tilbagekøb ejer Lundbeck i alt 6.324.623 stk. egne aktier med en pålydende værdi på DKK 5, svarende til 2,78% af det samlede antal på 227.221.453 stk. aktier.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2005.

Lundbeck kontakt

Presse kontakt	Steen Juul Jensen Vice President Tlf. 36 43 30 06	Investor kontakt	Jacob Tolstrup Investor Relations Manager Tlf. 36 43 30 79

Om Lundbeck

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2004 på DKK 9,7 mia. (cirka EUR 1,3 mia.). Antallet af medarbejdere er ca. 5.000. For yderligere information, se www.lundbeck.com